SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 001-13382

KINROSS GOLD CORPORATION

(Translation of registrant's name into English)

17th Floor, 25 York Street

Toronto, Ontario M5J 2V5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

This Current Report on Form 6-K, dated July 31, 2024, is being furnished for the sole purpose of providing a copy of the Consolidated Financial Statements and Management’s Discussion and Analysis for the period ended June 30, 2024.

This current report is specifically incorporated by reference into Kinross Gold Corporation’s Registration Statements on Form S-8 (Registration Nos. 333-180822, 333-180823, 333-180824 filed on April 19, 2012, Registration No. 333-217099 filed on April 3, 2017 and Registration No. 333-262966 filed on February 24, 2022) and Form F-10 (Registration No. 333-277844 filed on March 12, 2024).

EXHIBITS

Exhibit No.	Description
99.1	Second Quarter Unaudited Interim Condensed Consolidated Financial Statements and Management’s Discussion and Analysis for the period ended June 30, 2024
99.2	CEO Certification of interim filings for the period ended June 30, 2024
99.3	CFO Certification of interim filings for the period ended June 30, 2024

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

By:	/s/ Kar Ng
Name:	Kar Ng
Title:	Vice-President, Finance

Date:	July 31, 2024